Exhibit 10.7

AMENDED AND RESTATED TAX MATTERS AGREEMENT

THIS AMENDED AND RESTATED TAX MATTERS AGREEMENT (the “Agreement”), dated as of June 18, 2004, is entered into between Viacom Inc., a Delaware corporation (“Viacom”), and Blockbuster Inc., a Delaware corporation (“Blockbuster”). This Agreement is effective as of the first day after the earlier of (i) the closing of any exchange offer by Viacom pursuant to an effective Form S-4 to exchange stock of Blockbuster for stock of Viacom or (ii) a distribution of stock of Blockbuster described in Section 355 of the Code (as defined below) (the “Effective Date”). Notwithstanding the preceding sentence, Sections 11(b)(iii) and 11(f) are effective as of the date of this Agreement.

R E C I T A L S

A. Viacom is the common parent corporation of an affiliated group of corporations which, together with any other corporations which may become members of such affiliated group, is referred to as the “Viacom Consolidated Group”.

B. Blockbuster, if it were not included in the Viacom Consolidated Group on the date hereof, would be the common parent corporation of an affiliated group of corporations within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the “Code”), which, together with any other corporations which may become members of such affiliated group, is referred to as the “Blockbuster Consolidated Group”.

C. Viacom and Blockbuster entered into a Tax Matters Agreement (the “Prior Agreement”) dated as of August 16, 1999 (the “IPO Date”) which set forth their agreement as to certain matters relating to the inclusion of the Blockbuster Consolidated Group in the Viacom Consolidated Group, including the allocation of tax liabilities for years in which the Blockbuster Consolidated Group is so included, and certain other matters relating to taxes.

D. Viacom and Blockbuster desire to amend and restate the Prior Agreement.

The parties agree as follows:

1. Filing of Consolidated Returns and Payment of Consolidated Tax Liability.

For all taxable years in which Viacom files consolidated federal income tax returns (any such return of the Viacom Consolidated Group for any taxable year, a “Viacom Consolidated Return”) and is entitled to include the Blockbuster Consolidated Group in such returns under Sections 1501-1504, or successor provisions, of the Code, Viacom shall include the Blockbuster Consolidated Group in the consolidated federal income tax returns it files as the common parent corporation of the Viacom Consolidated Group. Viacom, Blockbuster, and the other members of the Viacom Consolidated Group shall file any and all consents, elections or other documents and take any other actions necessary or appropriate to effect the filing of such federal income tax returns. For all taxable years in which the Blockbuster Consolidated Group is included in the Viacom Consolidated Group, Viacom shall pay the entire federal income tax liability of the Viacom Consolidated Group and shall indemnify and hold harmless Blockbuster against any such liability; provided, however, that Blockbuster shall make payments to Viacom or receive payments from Viacom as provided in the Agreement in settlement of the Blockbuster Consolidated Group’s share of the entire federal income tax liability of the Viacom Consolidated Group for any taxable year (which term shall throughout the Agreement include any short taxable year) beginning on or after the IPO Date during which the Blockbuster Consolidated Group is included in the Viacom Consolidated Group (any such taxable year, an “Agreement Year” and any taxable year ending on or before the IPO Date, a “pre-Agreement Year”). For purposes of this Agreement, the Blockbuster Consolidated Group shall be deemed to have a taxable year beginning on January 1, 1999 and ending on the IPO Date (which year shall be treated as a pre-Agreement Year), and the Blockbuster Consolidated Group shall be deemed to have a taxable year beginning on the day after the IPO Date and ending on December 31, 1999 (or, if earlier, the date on which the Blockbuster Consolidated Group’s actual taxable year beginning January 1, 1999 ends) which year shall be treated as an Agreement Year.

2. Pro Forma Blockbuster Return.

For each Agreement Year, Viacom shall prepare a pro forma consolidated federal income tax return for the Blockbuster Consolidated Group (a “Pro Forma Blockbuster Return”). Except as otherwise provided herein, the Pro Forma Blockbuster Return for each Agreement Year shall be prepared as if Blockbuster filed a consolidated return on behalf of the Blockbuster Consolidated Group for such taxable year; provided, however, that the Pro Forma Blockbuster Return shall not include any deduction or other tax benefit attributable to the exercise of an option to purchase Viacom stock by an employee of Blockbuster (or its affiliates). The Pro Forma Blockbuster Return shall reflect any carryovers of net operating losses, net capital losses, excess tax credits, or other tax attributes from prior Agreement Years’ Pro Forma Blockbuster Returns which could have been utilized by the Blockbuster Consolidated Group (excluding those attributes carried back pursuant to Section 5 herein) if the Blockbuster Consolidated Group had never been included in the Viacom Consolidated Group and all Pro Forma Blockbuster Returns had been actual returns, but otherwise shall not reflect any tax benefits that arise from any adjustment to a pre-Agreement Year or carryovers of any other tax attributes from a pre-Agreement Year, regardless of whether such attributes were utilized (on audit or otherwise) on a tax return of Viacom in a pre-Agreement Year. The Pro Forma Blockbuster Return shall be prepared in a manner that reflects all elections, positions, and methods used in the Viacom Consolidated Return that must be applied on a consolidated basis and otherwise shall be prepared in a manner consistent with the Viacom Consolidated Return. The provisions of the Code that require consolidated computations, such as Sections 861, 1201-1212, and 1231, shall be applied separately to the Blockbuster Consolidated Group. Section 1.1502-13 of the Income Tax Regulations shall be applied as if the Blockbuster Consolidated Group and the Viacom Consolidated Group (excluding the members of the Blockbuster Group) were separate affiliated groups, except that the Pro Forma Blockbuster Return shall also include any gains or losses of the members of the Blockbuster Consolidated Group on transactions within the Blockbuster Consolidated Group (including in years prior to the first Agreement Year) which must be taken into account pursuant to Section 1.1502-13 of the Income Tax Regulations and reflected on the Viacom Consolidated Return if the Blockbuster Consolidated Group ceases to be included in the Viacom Consolidated Group. For purposes of the Agreement, all determinations made as if the Blockbuster Consolidated Group had never been included in the Viacom Consolidated Group and as if all Pro Forma Blockbuster Returns were actual returns shall reflect any actual short taxable years resulting from the Blockbuster Consolidated Group joining or leaving the Viacom Consolidated Group.

3. Pro Forma Blockbuster Return Payments.

For each Agreement Year, Blockbuster shall make periodic payments (“Periodic Payments”) to Viacom in such amounts as determined by Viacom based upon the estimated tax payments that would be due from the Blockbuster Consolidated Group if it were not included in the Viacom Consolidated Group no later than the dates on which payments of estimated tax would be due from the Blockbuster Consolidated Group if it were not included in the Viacom Consolidated Group. The balance of the tax due for an Agreement Year shall be paid to Viacom no later than March 15 of the following year (the “Balance Payment”). Blockbuster shall pay to Viacom no later than the date on which a Viacom Consolidated Return for any Agreement Year is filed an amount equal to the sum of (i) the federal income tax liability shown on the corresponding Pro Forma Blockbuster Return prepared for the Agreement Year and (ii) the additions to tax, if any, under Section 6655 of the Code that would have been imposed on Blockbuster (treating the amount due to Viacom under (i) above as its federal income tax liability and treating any periodic payments to Viacom pursuant to the first sentence of this Section 3 as estimated payments under Section 6655 of the Code) and which result from the inaccuracy of any information provided by Blockbuster to Viacom pursuant to Section 5 hereof or from the failure of Blockbuster to provide any requested information, reduced by (iii) the sum of the amount of the Periodic Payments and the Balance Payment (collectively, the “Total Periodic Payments”), plus (iv) any interest and additions to tax (other than under Section 6655 of the Code) that would be due under the Code if the Total Periodic Payments were actual payments of tax. If Blockbuster’s Total Periodic Payments to Viacom for any Agreement Year exceed the amount of its liability under the preceding sentence, Viacom shall refund such excess to Blockbuster within 30 days after filing the Viacom Consolidated Return. For purposes of the Agreement, the term “federal income tax liability” includes the tax imposed by Sections 11, 55 and 59A of the Code, or any successor provisions to such Sections. Viacom shall notify Blockbuster of any amounts due from Blockbuster to Viacom pursuant to this Section 3 no later than 5 business days prior to the date such payments are due and such payments shall not be considered due until the later of the due date described above or the fifth day from the notice from Viacom.

4. Payments for Taxable Years in the Event of Deconsolidation.

(a) Payments by Blockbuster to Viacom. If for any taxable year after the Blockbuster Consolidated Group ceases to be included in the Viacom Consolidated Group (a “Post-Consolidation Year”), (i) the federal income tax liability of the Blockbuster Consolidated Group is less than (ii) the federal income tax liability that would have been imposed with respect to the same period if the Blockbuster Consolidated Group had not been included in the Viacom Consolidated Group for any Agreement Year, all Pro Forma Blockbuster Returns had been actual returns for such years, and no carryovers of Blockbuster attributes from pre-Agreement years were permitted, then Blockbuster shall pay to Viacom the excess of (ii) over (i) within 10 days of the filing of the Blockbuster Post-Consolidation Year return.

(b) Payments by Viacom to Blockbuster. If for any Post-Consolidation Year (i) the federal income tax liability of the Blockbuster Consolidated Group is greater than (ii)

the federal income tax liability that would have been imposed with respect to the same period if the Blockbuster Consolidated Group had not been included in the Viacom Consolidated Group for any Agreement Year, all Pro Forma Blockbuster Returns had been actual returns for such years, and no carryovers of Blockbuster attributes from pre-Agreement Years were permitted, then Viacom shall pay to Blockbuster the excess of (i) over (ii) within 10 days of notification by Blockbuster to Viacom of the filing of the Blockbuster Post-Consolidation Year return.

(c) Documentation. Prior to the payment of any amounts due pursuant to this Section 4, the parties shall exchange such information and documentation as is reasonably satisfactory to each of them in order to substantiate the amounts due pursuant to this Section 4. Any disputes as to such amounts and documentation which cannot be resolved prior to the date a payment is due shall be referred to an independent accounting firm whose fees shall paid one half by Blockbuster and one half by Viacom.

(d) No Post-Consolidation Year Carrybacks. If a Blockbuster federal income tax return with respect to a Post-Consolidation Year reflects a net operating loss, net capital loss, excess tax credits, or any other tax attribute, such attribute may not be carried back to a Viacom tax return.

5. Carrybacks.

If a Pro Forma Blockbuster Return reflects a net operating loss, net capital loss, excess tax credit or other tax attribute (a “Pro Forma Blockbuster Attribute”), which is actually utilized in a Viacom Consolidated Return (including any amendments thereto), then, within 30 days after the later of (i) the due date for the Viacom Consolidated Return (taking into account any extensions thereof) or (ii) the date such Pro Forma Blockbuster Attribute is actually realized in cash (whether directly or by offset), Viacom shall pay to Blockbuster an amount equal to the lesser of (x) the refund which the Blockbuster Consolidated Group would have received as a result of the carryback of such Pro Forma Blockbuster Attribute to a Pro Forma Blockbuster Return for any prior Agreement Year or Years (determined as if the first Agreement Year were the earliest taxable year to which such attributes could be carried back) or (y) the tax savings or tax benefit realized by Viacom with respect to the use of such Pro Forma Blockbuster Attribute in a Viacom Consolidated Return. All calculations of deemed refunds pursuant to this Section 5 shall include interest computed as if Blockbuster had filed a claim for refund or an application for a tentative carryback adjustment pursuant to Section 6411(a) of the Code on the date on which the Viacom Consolidated Return is filed.

6. Preparation of Tax Package and Other Financial Reporting Information.

Blockbuster shall provide to Viacom in a format determined by Viacom all information requested by Viacom as necessary to prepare the Viacom Consolidated Return and the Pro Forma Blockbuster Return (the “Viacom Tax Package”). The Viacom Tax Package with respect to any taxable year shall be provided to Viacom on a basis consistent with current practices of the Viacom Consolidated Group no later than April 1 of the following year. Blockbuster shall also provide to Viacom information required to determine the Total Periodic Payments, current federal taxable income, current and deferred tax liabilities, tax reserve items, and any additional current or prior information required by Viacom on a timely basis consistent with current practices of the Viacom Consolidated Group.

7. Returns, Audits, Refunds, Amended Returns, Litigation, Adjustments and Rulings.

(a) Returns. Viacom shall have exclusive and sole responsibility for the preparation and filing of the Viacom Consolidated Returns (including requests for extensions thereof) and any other returns, amended returns and other documents or statements required to be filed with the Internal Revenue Service (the “IRS”) in connection with the determination of the federal income tax liability of the Viacom Consolidated Group.

(b) Audits; Refund Claims. Viacom will have exclusive and sole responsibility and control with respect to the conduct of IRS examinations of the returns filed by the Viacom Consolidated Group and any refund claims with respect thereto. Blockbuster shall assist and cooperate with Viacom during the course of any such proceeding. Viacom shall give Blockbuster notice of and consult with Blockbuster with respect to any issues relating to items of income, gain, loss, deduction or credit of any member of the Blockbuster Consolidated Group (any such items, “Blockbuster Consolidated Return Items”). Viacom shall not settle or otherwise compromise any Blockbuster Consolidated Return Item that would result in additional liability for Blockbuster under this Agreement without the written consent of Blockbuster, which consent shall not be unreasonably withheld. If Blockbuster does not respond to Viacom’s request for consent within 30 days, Blockbuster shall be deemed to have consented. Notwithstanding the foregoing, Viacom shall have the right in its sole discretion to pay any disputed taxes and sue for a refund in the forum of its choice. In the case of any audit or litigation with respect to a Blockbuster return for a Post-Consolidation Year, Blockbuster shall not settle or otherwise compromise any matter relating to the treatment of any item arising in an Agreement Year or a pre-Agreement Year in a manner which would affect the liability of Viacom to Blockbuster or Blockbuster to Viacom pursuant to Section 4 without the consent of Viacom, which consent shall not be unreasonably withheld.

(c) Litigation. If the federal income tax liability of the Viacom Consolidated Group becomes the subject of litigation in any court, the conduct of the litigation shall be controlled exclusively by Viacom. Blockbuster shall assist and cooperate with Viacom during the course of litigation, and Viacom shall consult with Blockbuster regarding any issues relating to Blockbuster Consolidated Return Items.

(d) Procedural Protections. In addition to any other procedural protection provided to Blockbuster in this Section 7, (i) Viacom shall use reasonable efforts to provide Blockbuster with the opportunity to be present or otherwise participate in all meetings and conversations with the IRS and state taxing authorities on issues specifically related to any Blockbuster Entity (as defined below); (ii) Viacom shall provide Blockbuster with copies of any and all Information Data Requests and similar state requests for information (each an “IDR”) that specifically relate to any Blockbuster Entity as soon as reasonably practicable following receipt of an IDR by Viacom; (iii) Blockbuster shall have 10 days from the date it receives an IDR from Viacom to review, provide comments on, and deliver all documents and other information necessary to support the responses to the IDR; (iv) Blockbuster shall have the right to review each response to an IDR that specifically relates to any Blockbuster Entity before it is submitted to the IRS or state taxing authority; and (v) Blockbuster shall have the right to review all positions taken that specifically relate to or affect any Blockbuster Entity in resolving audits and litigation prior to Viacom executing or taking the position. The parties agree that the provisions of this Section 7(d) are merely procedural and that any deviation therefrom does not affect the application and validity of the other provisions of this Agreement, including without limitation, Section 3 and Section 4.

(e) Expenses. Blockbuster shall reimburse Viacom for all reasonable out-of-pocket expenses (including, without limitation, legal, consulting and accounting fees) in the course of proceedings (i) described in paragraphs (b) and (c) of this Section to the extent such expenses are reasonably attributable to Blockbuster Consolidated Return Items for any Agreement Year or (ii) relating to any assertion of liability attributable in whole or in part to actions or events covered by Section 11.

(f) Recalculation of Payments to Reflect Adjustments. To the extent that any audit, litigation or claim for refund with respect to a Viacom Consolidated Return or a Blockbuster return for a Post-Consolidation Year results in an additional payment of tax (including a payment of tax made preliminary to commencing a refund claim or litigation) or a refund of tax (any such additional payment or refund, an “Adjustment”) relating to the treatment of a Blockbuster Consolidated Return Item for an Agreement Year, a corresponding adjustment shall be made to the corresponding Pro Forma Blockbuster Return.

All calculations of payments made pursuant to Sections 3, 4, and 5 of the Agreement shall be recomputed to reflect the effect of any Adjustments on the relevant Pro Forma Blockbuster Return or on the liability of the Blockbuster Consolidated Group for a Post-Consolidation Year. Within 5 days after any such Adjustment, Blockbuster or Viacom, as appropriate, shall make additional payments or refund payments to the other party reflecting such Adjustment, plus interest pursuant to Section 8 of the Agreement calculated as if payments by and to Blockbuster pursuant to Sections 3, 4, and 5 of the Agreement and this Section 7 were payments and refunds of federal income taxes. Blockbuster shall further pay to Viacom the amount of any penalties or additions to tax incurred by the Viacom Consolidated Group as a result of an adjustment to any Blockbuster Consolidated Return Item for an Agreement Year.

(g) Rulings. Blockbuster shall assist and cooperate with Viacom and take all actions requested by Viacom in connection with any ruling requests submitted by Viacom to the IRS, including rulings unrelated to the Distributions (defined in Section 11(a) below).

(h) Applicability with Respect to All Consolidated Returns. The provisions of Section 7(a), (b) and (c) above shall apply to Viacom Consolidated Returns and Blockbuster Consolidated Return Items for all taxable years in which the Blockbuster Consolidated Group (or any member thereof) is includable in the Viacom Consolidated Group.

(i) Document Retention, Access to Records & Use of Personnel. Until the expiration of the relevant statute of limitations (including extensions), each of Blockbuster and Viacom shall (i) retain records, documents, accounting data, computer data and other information that each party knowingly has in its possession and control necessary for the preparation, filing, review, audit or defense of all tax returns relevant to an obligation, right or liability of either party under the Agreement (the “Records”); and (ii) give the other party reasonable access to such Records and to its personnel (insuring their cooperation) and premises during regular business hours to the extent relevant to an obligation, right or liability of either party under the Agreement. Prior to disposing of any Records, each of Blockbuster and Viacom shall notify the other party in writing of such intention and afford the other party the opportunity to take possession or make copies of such Records.

8. Interest.

Interest required to be paid by or to Blockbuster pursuant to the Agreement shall, unless otherwise specified, be computed at the rate and in the manner provided in the Code for interest on underpayments and overpayments, respectively, of federal income tax for the relevant period. Any payments required pursuant to the Agreement which are not made within the time period specified in the Agreement shall bear interest at a rate equal to two hundred basis points above the average interest rate on the senior bank debt of Blockbuster.

9. Foreign, State and Local Income Taxes.

In the case of foreign, state or local taxes based on or measured by the net income of the Viacom Consolidated Group, or any combination of members thereof (other than solely with respect to members which are members of the Blockbuster Consolidated Group or which are members of the Viacom Consolidated Group but not the Blockbuster Consolidated Group) on a combined, consolidated or unitary basis, the provisions of the Agreement shall apply with equal force to such foreign, state or local tax for each Agreement Year whether or not the Blockbuster Consolidated Group is included in the Viacom Consolidated Group for federal income tax purposes; provided, however, that interest pursuant to the first sentence of Section 8 of the Agreement shall be computed at the rate and in the manner provided under such foreign, state or local law for interest on underpayments and overpayments of such tax for the relevant period and references to provisions of the Code throughout the Agreement shall be deemed to be references to analogous provisions of state, local, and foreign law.

For any Agreement Year or pre-Agreement Year, Viacom shall have the sole and exclusive control of (a) the determination of whether a combined, consolidated or unitary tax return should be filed for any foreign, state or local tax purpose and (b) all foreign, state or local income tax audits and litigation with respect to any member of the Blockbuster Consolidated Group. Blockbuster shall reimburse Viacom for all reasonable out-of-pocket expenses (including, without limitation, legal, consulting and accounting fees) in the course of proceedings described in the preceding sentence to the extent such expenses are reasonably attributable to Blockbuster or any member of the Blockbuster Consolidated Group.

Blockbuster shall provide to Viacom separate legal entity reporting information with respect to any member of the Blockbuster Consolidated Group as requested by Viacom on a timely basis.

Viacom will provide notice of and consult with Blockbuster with respect to any issue relating to such audits and litigation and Blockbuster will provide to Viacom any information necessary to conduct such audits and litigation. Viacom shall not settle or otherwise compromise any audits or litigation that would result in additional liability for Blockbuster under this Section 9 without the written consent of Blockbuster, which consent shall not be unreasonably withheld. If Blockbuster does not respond to Viacom’s request for consent within 30 days, Blockbuster shall be deemed to have consented. Notwithstanding the foregoing, Viacom shall have the right in its sole discretion to have Blockbuster pay any disputed taxes and sue for a refund in the forum of Viacom’s choice. Blockbuster shall be responsible for filing tax returns relating to payroll, sales and use, property, withholding and similar taxes and shall be responsible for the payment of such taxes.

For all taxable years prior to and including the taxable years that Blockbuster is a member of the Viacom Consolidated Group, Blockbuster shall have the sole and exclusive responsibility for all taxes based on or measured by net income which are determined solely by the income of the Blockbuster Consolidated Group (or any combination of the members thereof including the predecessors of such members) on a combined, consolidated, unitary or separate company basis (the “Separate Blockbuster Taxes”). Viacom, in consultation with the Chief Financial Officer of Blockbuster, shall have sole and exclusive responsibility for the preparation of returns relating to such taxes and the control of audits, controversies and proceedings with respect thereto. Notwithstanding the immediately preceding paragraph, in the case of New York State and New York City taxes based on or measured by net income which are determined solely by the income of the Blockbuster Consolidated Group (or any combination of the members thereof including the predecessors of such members) on a combined, consolidated, unitary or separate company basis, Viacom shall have the sole and exclusive responsibility for such taxes and for the return preparation and the control of audits, controversies and proceedings with respect thereto.

From and after the Effective Date Blockbuster shall have sole control of any audit of or litigation involving any Separate Blockbuster Taxes, and Viacom shall deliver to Blockbuster all documentation (or copies thereof) related to each such audit or litigation that is in the possession of Viacom. Blockbuster will not take any position in any audit, litigation or other proceeding related to Separate Blockbuster Taxes that could reasonably be expected to adversely impact the federal income tax consequences of the Distributions to Viacom or its shareholders. Each party shall cooperate with the other to facilitate the transition of the applicable audit and litigation matters from Viacom to Blockbuster.

10. UK Tax Surrenders.

If requested to do so by Viacom UK Limited (“VUKL”), Blockbuster agrees that it will cause any of its direct or indirect subsidiaries which, under the tax laws of the United Kingdom, are or have been regarded as resident in the United Kingdom to consent under provisions of Chapter IV of Part X of TA 1988 to the surrender of all or any part of their available tax losses to VUKL or to any member of the United Kingdom tax group of which VUKL is the principal member. This agreement is made in respect of all accounting periods ended on or before December 31, 1998, and Blockbuster agrees to take or cause to be taken all actions necessary to effect the loss surrender.

11. Taxes Attributable to the Distributions.

(a) Actions Inconsistent with the Rulings. In the event that stock of Blockbuster (or any successor thereto) is distributed to any or all of Viacom’s shareholders pursuant to transactions intended to qualify under Section 355 of the Code, including a distribution of Blockbuster stock from Viacom International Inc. to Viacom (any such transaction, a “Distribution” and collectively, the “Distributions”), Blockbuster shall not take or fail to take, and shall not permit any other member of the Blockbuster Consolidated Group or any other corporation or other entity that is directly or indirectly more than 50 percent (by vote or value) owned by any member of the Blockbuster Consolidated Group (any such entity, together with the Blockbuster Consolidated Group, the “Blockbuster Entities”) to take or fail to take, any action if such act or failure to act would be inconsistent (i) with any ruling, including for all purposes of the Agreement any supplemental rulings (collectively, the “Rulings”) issued by the IRS in connection with the Distributions or any representation, covenant or information included in any submission to the IRS in connection with the Rulings (the “Submissions,” and together with the Rulings, the “Rulings and Submissions”) or (ii) with any representation or covenant made by Blockbuster in connection with any opinion of counsel obtained by Viacom with respect to the qualification of the Distributions under Section 355 of the Code (the “Tax Opinion”). Viacom shall deliver copies of each of the Rulings and Submissions and the Tax Opinion to Blockbuster promptly as each becomes available. For purposes of this Section 11(a), the Rulings do not include the private letter rulings issued to Viacom by the IRS in August 1999 and May 2000.

(b) Liability. Notwithstanding anything to the contrary in the Agreement, each of the Blockbuster Entities shall be jointly and severally liable for, and shall indemnify and hold harmless Viacom and each member of the Viacom Consolidated Group (other than members of the Blockbuster Consolidated Group) from and against, on an after-tax basis, any and all taxes (including interest, penalties and additions to tax) resulting from the Distributions to the extent such taxes result from (i) any event or transaction after the Distributions that involves the stock, assets, and/or business of Blockbuster or the other Blockbuster Entities, whether or not such event or transaction is the result of direct actions of, or within the control of, Blockbuster or any of the other Blockbuster Entities; (ii) any act or failure to act on the part of Blockbuster or any of the other Blockbuster Entities after the Distributions; (iii) the breach of any representation or covenant made by Blockbuster or by Viacom with the written agreement of Blockbuster pursuant to Section 11(f), or the inaccuracy of any information provided by Blockbuster or by Viacom with the written agreement of Blockbuster pursuant to Section 11(f), regarding the Blockbuster Entities included in the Rulings and Submissions; (iv) the breach of any representation or covenant made by Blockbuster in connection with the Tax Opinion; (v) any actions contemplated by Section 11(c) below, regardless of whether such actions are permitted pursuant to Section 11(d) below; or (vi) Blockbuster’s failure to respond to Viacom pursuant to Section 11(f). Notwithstanding the foregoing, Blockbuster and the other Blockbuster Entities will not have any indemnification obligation pursuant to this Section 11(b) for any taxes (including interest, penalties and additions to tax) resulting from the Distributions to the extent such taxes are solely attributable to any action or inaction by Viacom (or any member of the Viacom Consolidated Group other than any member of the Blockbuster Consolidated Group); provided, however, that any discussions and negotiations between Viacom and one or more third parties concerning a possible transaction that involves the stock, assets, and/or business of Blockbuster or the other Blockbuster Entities that occur prior to the Distributions shall not be deemed an action or inaction by Viacom.

(c) Covenants. Blockbuster agrees that, until the second anniversary of the latest to occur of any of the Distributions, Blockbuster will not and will cause the other Blockbuster Entities not to:

(i) sell, exchange, distribute or otherwise transfer outside of the Blockbuster Consolidated Group any of the assets of Blockbuster or any of the other Blockbuster Entities, or any stock or other equity interest in any of the other Blockbuster Entities, if such transaction would result in the disposition (individually or in the aggregate) of assets, stock or other equity interests having an aggregate fair market value (as measured as of the date of the respective sale, exchange, distribution or other transfer) of more than 30% of the sum of the Aggregate Equity Value (defined in Section 11(c)(v) below) plus $1 billion; provided, however, that $1 billion will not be added to the Aggregate Equity Value if the Special Distribution referred to in the Amended and Restated Initial Public Offering and Split-Off Agreement, of even date herewith, among Viacom, Viacom International Inc. and Blockbuster (the “Amended IPO Agreement”), is not paid.

(ii) liquidate Blockbuster or merge Blockbuster with any person; provided, however, such a merger will be permitted if (x) such merger is not taxable in whole or in part to Blockbuster or any of its shareholders (except with respect to cash received in lieu of fractional shares), (y) the sole consideration received by shareholders of Blockbuster (other than cash received in lieu of fractional shares) is stock of the acquiring corporation or its parent corporation and (z) there was no agreement, understanding, arrangement or substantial negotiations regarding the merger transaction or any similar acquisition (within the meaning of Temporary Treasury Regulation Section 1.355-7T) at any time during the Restricted Period. For purposes of this Section 11, the “Restricted Period” means the period that begins two years before the Effective Date and ends on the latest to occur of any Distribution,

(iii) discontinue or otherwise fail to maintain the active trade or business relied upon in connection with the Rulings and Submissions and the Tax Opinion,

(iv) purchase any of its outstanding stock other than through stock purchases meeting the requirements of Section 4.05(1)(b) of Rev. Proc. 96-30 (as in effect prior to its modification by Rev. Proc. 2003-48) (and as may be modified or amended from time to time); provided, however, that no shares of Blockbuster Class B common stock may be purchased or otherwise acquired by Blockbuster or any of the other Blockbuster Entities,

(v) issue any stock (including, without limitation, restricted stock) or other equity interests (including, without limitation, stock options) in Blockbuster in one or more transactions representing (individually or in the aggregate) more than 30% of the Aggregate Equity Value or 30% of the Aggregate Voting Power, except (A) pursuant to the exercise of employee stock options, (B) to a person in connection with the performance of services (including, without limitation, the exchange of restricted stock for stock options), or (C) in connection with a transaction with respect to which there was no agreement, understanding, arrangement or substantial negotiations (within the meaning of Temporary Treasury Regulation Section 1.355-7T) at any time during the Restricted Period; provided, however, that any such stock or equity interests must be issued in exchange for property, services or cash of approximately equivalent value. For purposes of this Section 11(c), the “Aggregate Equity Value” is the amount equal to the sum of (X) the product of (I) the fair market value of one share of Blockbuster Class A common stock multiplied by (II) the number of outstanding shares of Blockbuster Class A common stock plus (Y) the product of (I) the fair market value of one share of Blockbuster Class B common stock multiplied by (II) the number of outstanding shares of Blockbuster Class B common stock, in each case as of the close of business on the Effective Date. For purposes of this Section 11(c), the “fair market value” of a share of stock of a class will equal the average of the high and low trading prices for a share of such class on the New York Stock Exchange on the Effective Date. For purposes of this Section 11(c), the “Aggregate Voting Power” is the amount equal to the sum of (X) the product of (I) the number of votes per share multiplied by (II) the number of outstanding shares of Blockbuster Class A common stock plus (Y) the product of (I) the number of votes per share multiplied by (II) the number of outstanding shares of Blockbuster Class B common stock, in each case as of the close of business on the latest to occur of any of the Distributions. For purposes of this Section 11(c), the “number of votes per share” of a class of stock will be determined with respect to the rights of the holders of such class of shares to elect the directors of Blockbuster.

(vi) enter into any agreement for the sale or other disposition of Blockbuster stock or other equity interests in Blockbuster; provided, however, such a sale or other disposition will be permitted if (x) such sale or other disposition is not taxable in whole or in part to Blockbuster or any of its shareholders (except with respect to cash received in lieu of fractional shares), (y) the sole consideration received by shareholders of Blockbuster (other than cash received in lieu of fractional shares) is stock of the acquiring corporation or its parent corporation and (z) there was no agreement, understanding, arrangement or substantial negotiations (within the meaning of Temporary Treasury Regulation Section 1.355-7T) at any time during the Restricted Period,

(vii) except as contemplated by the Amended IPO Agreement, amend its certificate of incorporation (or other organizational documents) or take any other action through a shareholder vote or otherwise, in a manner that affects the relative voting or economic rights of the Blockbuster Class B common stock (including, without limitation, through any conversion of one class of Blockbuster stock into another class of Blockbuster stock, recapitalization, reclassification, non pro rata stock dividends, or otherwise); provided, however, that the issuance of Blockbuster Class A common stock in exchange for property, services or cash of approximately equivalent value will not be deemed to affect the relative voting or economic rights of the Blockbuster Class B common stock,

(viii) take any action inconsistent with the information, representations or covenants included in the Rulings and Submissions or the representations or covenants made by Blockbuster in connection with the Tax Opinion,

(ix) fail to use best efforts to maintain the listing of the Blockbuster Class B common stock on the New York Stock Exchange or, if such shares are not eligible for listing on the NYSE, the American Stock Exchange or NASDAQ, or

(x) fail to respect the Blockbuster Class B common stock (including fractional shares, if any) as outstanding securities for all corporate, legal, regulatory and other purposes, including, without limitation, voting and dividend rights, or fail to round up to the nearest whole cent dividends paid with respect to such fractional shares, if any.

(d) Exceptions to Covenants. Notwithstanding Section 11(c) above, Blockbuster and the other Blockbuster Entities may take actions inconsistent with the covenants contained in such Section 11(c), if Viacom consents in writing to such actions, such consent to be determined by Viacom in its sole discretion taking into account solely the preservation of the tax-free status of the Distributions; provided, however, that if such consent is not given, Blockbuster may request, which request may not be unreasonably denied, that Viacom (or Blockbuster, if appropriate) either:

(i) seek to obtain a ruling from the IRS that the actions in question (the “Restricted Actions”) will not result in the Distributions being taxable to the Viacom Consolidated Group or Viacom’s shareholders (an “Additional Ruling”); provided, however, that Viacom shall not be obligated to request such a ruling if it determines in good faith that such request could have an adverse effect on the Viacom Consolidated Group or Viacom’s shareholders; or

(ii) seek an unqualified opinion of counsel from counsel chosen by Viacom that the Restricted Actions will not result in the Distributions being taxable to the Viacom Consolidated Group or Viacom’s shareholders (an “Unqualified Opinion”).

If either an Additional Ruling or Unqualified Opinion is obtained in form and substance acceptable to Viacom, the Blockbuster Entities may engage in such Restricted Actions.

Blockbuster and the other Blockbuster Entities agree that Viacom (and the other member of the Viacom Consolidated Group other than any member of the Blockbuster Consolidated Group) is to have no liability for any tax resulting from any Restricted Actions permitted pursuant to this Section 11(d) and agrees to indemnify and hold harmless Viacom and each member of the Viacom Consolidated Group (other than members of the Blockbuster Consolidated Group) against any such tax. Blockbuster shall also bear all costs incurred by it or Viacom in connection with requesting and/or obtaining any Additional Ruling or Unqualified Opinion.

(e) Additional Rulings. Blockbuster and the other Blockbuster Entities, on the one hand, and Viacom, on the other hand, shall cooperate with each other in connection with obtaining any Additional Rulings; provided, however, that Viacom shall not be obligated to request an Additional Ruling if Viacom determines in good faith that such request could have an adverse effect on the Viacom Consolidated Group or Viacom’s shareholders.

(f) Blockbuster Review of Rulings and Submissions. With respect to any Submission to be filed with the IRS by Viacom on or after the date of this Agreement, (A) Viacom shall deliver to Blockbuster any written correspondence regarding the Blockbuster Entities received by Viacom from the IRS so as to be received by Blockbuster no later than one business day after the date upon which Viacom receives such correspondence and shall specify the date by which Viacom reasonably expects in good faith to respond to such correspondence (the “Response Date”), (B) Viacom shall furnish a draft of any such Submission to Blockbuster so as to be received by Blockbuster no later than four business days prior to the Response Date, (C) Blockbuster shall review such draft Submission and provide written notice, to be received by Viacom no later than two business days prior to the Response Date, which shall either (i) state that Blockbuster is in agreement with the representations, covenants or information regarding the Blockbuster Entities contained in such Submission; (ii) state that certain representations, covenants or information regarding the Blockbuster Entities contained in such Submission is inaccurate and provide proposed revisions to the existing language and/or provide corrected information that if incorporated by Viacom in the Submission in the manner suggested by Blockbuster will cause such representations, covenants or information to be accurate, then Blockbuster will be deemed to have agreed to such representations, covenants or information; or (iii) advise Viacom that, because of the complexity of the covenants, representations or information regarding the Blockbuster Entities, or the inaccessibility to Blockbuster of certain information, Blockbuster in good faith reasonably requires an additional number of business days to respond to the Submission and that Blockbuster will respond in accordance with either clause (i) or (ii) above within such additional business days. Notwithstanding the immediately preceding clause (C), if Viacom notifies Blockbuster that Viacom would like to respond quicker than the time allotted in clause (C), then Blockbuster will use reasonable efforts to perform actions to satisfy Viacom’s request to expedite its response. Blockbuster has received from Viacom the Request for Rulings Under Section 355, dated April 23, 2004, submitted to the IRS on Viacom’s behalf by Cravath, Swaine & Moore LLP, and has or will provide a notice to Viacom with respect to such Submission no later than June 25, 2004 that (i) states that Blockbuster is in agreement with the representations, covenants and information regarding the Blockbuster Entities contained in such Submission or (ii) states that certain representations, covenants or information regarding the Blockbuster Entities contained in such Submission is inaccurate and provides proposed revisions to the existing language and/or provides corrected information that if incorporated by Viacom in a subsequent Submission in the manner suggested by Blockbuster will then be accurate and to which Blockbuster will then be deemed to have agreed.

12. Deductions Attributable to Options.

Viacom shall determine whether Viacom or Blockbuster shall file tax returns claiming the deductions attributable to the exercise of (i) options to purchase stock of Viacom which are held by employees of Blockbuster (or its affiliates) after the Distributions or by employees of both Viacom (or its affiliates) and Blockbuster (or its affiliates) after the Distributions and/or (ii) options to purchase stock of Blockbuster which were issued as a result of a conversion of Viacom options and which resulted in a charge to the earnings of Viacom at the time of such conversion for financial reporting purposes. If it is determined that Viacom shall claim all such tax deductions, Viacom shall be entitled to any such tax deductions and the tax returns of Viacom and Blockbuster shall be prepared accordingly and Viacom shall be responsible for the remittance of the employer’s share of FICA and similar taxes. To the extent any such deductions are disallowed because a tax authority determines that Blockbuster should have claimed such deductions, Blockbuster shall take all actions necessary to claim such deductions and pay to Viacom an amount equal to product of (i) Blockbuster’s domestic marginal tax rate for the applicable taxable year multiplied by (ii) the excess of (X) such deductions computed without regard to Section 162(m) and 280G of the Code over (Y) one-half of the amount that such deductions (calculated in accordance with the immediately preceding clause (X)) are reduced by reason of the application of Section 162(m) or 280G of the Code. If it is determined that Blockbuster shall claim all such tax deductions, Blockbuster shall be entitled to any such tax deductions and the tax returns of Viacom and Blockbuster shall be prepared accordingly. Blockbuster shall notify Viacom of the amount of tax deductions it intends to claim with respect to the exercise of Viacom options and shall pay Viacom an amount equal to product of (i) Blockbuster’s domestic marginal tax rate for the applicable taxable year multiplied by (ii) the excess of (X) such deductions computed without regard to Section 162(m) and 280G of the Code over (Y) one-half of the amount that such deductions (calculated in accordance with the immediately preceding clause (X)) are reduced by reason of the application of Section 162(m) or 280G of the Code (less any FICA or similar taxes paid by Blockbuster) not later than 3 days prior to the due date of the estimated tax payment immediately following when any member of the Blockbuster Consolidated Group becomes entitled to any tax savings, refund, credit or other offset attributable to such deduction. To the extent any such deductions are disallowed because a tax authority determines that Viacom should have claimed such deductions, Viacom shall pay to Blockbuster an amount equal to the actual benefit received by Viacom as a result of the disallowance to the extent Blockbuster has paid Viacom pursuant to the preceding sentence. For purposes of the preceding sentence, such benefit shall be considered equal to the excess of the amount of tax that would have been payable to a tax authority (or of the refund that would have been receivable) by Viacom.

13. Confidentiality.

Each of Viacom and Blockbuster agrees that any information furnished pursuant to the Agreement is confidential and, except as and to the extent required by law or otherwise during the course of an audit or litigation or other administrative or legal proceeding, shall not be disclosed to other persons (other than legal advisors engaged by Blockbuster). In addition, each of Viacom and Blockbuster shall cause its employees, agents and advisors to comply with the terms of this Section 13.

14. Successors and Access to Information.

The Agreement shall be binding upon and inure to the benefit of any successor to any of the parties, by merger, acquisition of assets or otherwise, to the same extent as if the successor had been an original party to the Agreement. If for any taxable year the Blockbuster Consolidated Group is no longer included in the Viacom Consolidated Group, Viacom and Blockbuster agree to provide to the other party any information reasonably required to complete tax returns for taxable periods beginning after the Blockbuster Consolidated Group is no longer included in a Viacom Consolidated Return, and each of Viacom and Blockbuster will cooperate with respect to any audits or litigation relating to any Viacom Consolidated Return.

15. Notices.

Any notice or communication required or permitted to be given under the Agreement shall be in writing (including facsimile) and emailed, faxed or delivered via overnight delivery service to the parties at the following addresses (or at such other address as one party may specify by notice to the other party):

If to Viacom to:

Viacom Inc.

1515 Broadway

New York, NY 10036

Attention: Jack Carpenter, Vice President & General Tax Counsel

Fax number: (212) 846-1315; Email: Jack.Carpenter@Viacom.com

If to Blockbuster:

Blockbuster Inc.

1201 Elm Street, Suite 2100

Dallas, TX 75270

Attention: Bruce Lewis, Vice President of Tax

Fax number (214) 854-4505; Email: Bruce.Lewis@Blockbuster.com

All notices and communications shall be deemed effective (i) one business day after sending by next-day delivery service with confirmation of receipt or (ii) when confirmed by facsimile answerback, if transmitted by facsimile. For purposes of the Agreement, “business day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York.

16. Governing Law.

The Agreement shall be governed by and construed in accordance with the laws of New York excluding (to the greatest extent permissible by law) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York.

17. Headings.

The headings in the Agreement are for convenience only and shall not be deemed for any purpose to constitute a part or to affect the interpretation of the Agreement.

18. Counterparts.

The Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, and it shall not be necessary in making proof of the Agreement to produce or account for more than one counterpart.

19. Severability.

If any provision of the Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the maximum extent practicable. In any event, all other provisions of the Agreement shall be deemed valid, binding, and enforceable to their full extent.

20. Termination.

The Agreement shall remain in force and be binding so long as the applicable period of assessments (including extensions) remains unexpired for any taxes contemplated by the Agreement; provided, however, that neither Viacom nor Blockbuster shall have any liability to the other party with respect to tax liabilities for taxable years in which the Blockbuster Consolidated Group is not included in the Viacom Consolidated Returns except as provided in Sections 4, 11, and 12 of this Agreement.

21. Successor Provisions.

Any reference herein to any provisions of the Code or Treasury Regulations shall be deemed to include any amendments or successor provisions thereto as appropriate.

22. Compliance by Subsidiaries.

Viacom and Blockbuster each agree to cause all members of the Viacom Consolidated Group and the other Blockbuster Entities, respectively, including predecessors and successors to such members and Blockbuster Entities, to comply with the terms of the Agreement.

23. Entire Agreement.

As of the Effective Date, the Prior Agreement is hereby terminated and is of no effect, and this Agreement thereafter shall constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and shall supersede all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof and thereof; provided, however, that the Prior Agreement shall continue to govern and be binding on the parties hereto or their respective successors or permitted assigns, with respect to any period prior to the Effective Date.

IN WITNESS WHEREOF, each of the parties of the Agreement has caused the Agreement to be executed by its duly authorized officer on this date of June 18, 2004.

VIACOM INC.

By:	/s/ JACK CARPENTER
Name:	Jack Carpenter
Title:	Vice President & General Tax Counsel

BLOCKBUSTER INC.

By:	/s/ EDWARD B. STEAD
Name:	Edward B. Stead
Title:	Executive Vice President and General Counsel